UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LIMITED.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Golden Ocean Group Limited (the “Company”) for the six months ended June 30, 2016.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-211365), which was declared effective by the Commission on July 21, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LIMITED (registrant)

Dated: December 16, 2016	By:	/s/ Per Heiberg
Name: Per Heiberg
Title: Principal Financial Officer

EXHIBIT 1

As used herein, "we," "us," "our", "Golden Ocean" and "the Company" all refer to Golden Ocean Group Limited. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2015. Unless otherwise indicated, all references to “USD,” “US$,” and “$” in this report are to, and amounts are represented in, U.S. dollars.

The below discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in the Company's Annual Report on Form 20-F filed, as amended, for the fiscal year ended December 31, 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2016

General

We are a leading international dry bulk shipping company based in Bermuda, mainly operating Capesize, Panamax and Supramax vessels. We were incorporated as Knightsbridge Tankers Limited in Bermuda as an exempted company under the Bermuda Companies Act of 1981 on September 18, 1996. In October 2014, we changed our name to Knightsbridge Shipping Limited.

On October 7, 2014, we entered into an agreement and plan of merger, or the Merger Agreement, with Golden Ocean Group Limited, or the Former Golden Ocean, a dry bulk shipping company based in Bermuda and listed on the Oslo Stock Exchange, or the OSE, and on the Singapore Stock Exchange, or SGX, mainly operating in the Capesize, Panamax and Supramax markets, pursuant to which the two companies agreed to merge, with us serving as the surviving company, or the Merger. The Merger was completed on March 31, 2015 at which time we changed our name to Golden Ocean Group Limited and we issued 61,443,959 shares (net of cancellations) as consideration to the shareholders of Former Golden Ocean. At the same time, we obtained a secondary listing on the OSE and the Former Golden Ocean was delisted from SGX. At the time of the Merger, the Former Golden Ocean owned 29 vessels and had at the same time four Supramax vessels under construction and had several chartered-in vessels both on short term and longer term duration.

Our common shares commenced trading on the NASDAQ Global Select Market in February 1997 and currently trade under the symbol "GOGL". We obtained a secondary listing on the OSE in April 2015.

As of June 30, 2016, we owned 45 dry bulk carriers and had contracts for twelve newbuildings, one of which has been sold and is expected to be delivered to the new owners on delivery from the yard in 2016. In addition, we have thirteen vessels chartered-in (of which eight are chartered in on operating leases from Ship Finance International Ltd, and five are chartered in from third parties, where two are capital leases and three are operating leases) and one vessel owned by a joint venture 50% owned by us. Each of the vessels is (or, in the case of newbuildings, are expected to be) owned and operated by one of our subsidiaries and is (or expected to be) flagged either in the Marshall Islands, Hong Kong or Panama. Five of the vessels are chartered out on fixed rate time charters and the remainder operate in the spot market or are fixed on index-linked time charter contracts.

Results of Operations

Operating revenues

	Six Months Ended June 30,
(in thousands of $)	2016	2015
Time charter revenues	38,527	24,429
Voyage charter revenues	56,473	42,708
Bareboat charter revenues	2,387	—
Other operating income	3,192	279
Total operating revenues	100,579	67,416

Time charter revenues increased by $14.1 million in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 primarily due to:

•	an increase of $18.2 million from vessels acquired upon the completion of the Merger, which only reported time charter revenues for three months in the comparative period, and

•	an increase of $2.6 million from four vessels, which were operating in the spot market in the comparative period.

These factors were partially offset by:

•
a decrease of $3.5 million as the amortization of the favorable charter party contracts charged against time charter revenues was for six months in the current period compared to three months in the comparative period,

•	a decrease of $2.8 million due to three chartered-in vessels operating under time charter terms in the current period as compared to five chartered-in vessels in the comparative period, and

•	a decrease of $0.3 million due to vessels sold in the second quarter of 2015.

Voyage charter revenues increased by $13.8 million in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 primarily due to:

•	an increase of $13.7 million due to delivery of newbuilding vessels since June 30, 2015,

•	an increase of $10.2 million from vessels acquired upon the completion of the Merger, which only reported voyage charter revenues for three months in the comparative period,

•	an increase of $4.0 million due to two newbuilding vessels, which were sold on delivery in the six months ended June 30, 2016 and chartered-in, and

•	an increase of $2.0 million due to a higher number of chartered-in vessels operating in the spot market in the current period.

These factors were partially offset by:

•
a decrease of $14.7 million from six Capesize vessels operated under voyage charter terms which were owned prior to the completion of the Merger; compared to twelve vessels in the comparative period, and

•	a decrease of $1.2 million in relation to two Capesize vessels acquired upon the completion of the Merger, which were sold in the fourth quarter of 2015.

Bareboat charter revenue in the six months ended June 30, 2016 was attributable to a final settlement of claims for unpaid charter hire and damages. This amount was received in June 2016 and was recorded as bareboat charter revenue as it related to unrecognized bareboat charter revenue in respect of services previously rendered.

Other operating income increased by $2.9 million in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 primarily due to an aggregate compensation receipt of $2.0 million for loss of hire in the current period in relation to warranty claims on four Capesize newbuilding deliveries and an increase of $0.9 million in relation to commercial management services in the current period as compared to three months in the comparative period

Gain on sale of assets and amortization of deferred gains

	Six Months Ended June 30,
(in thousands of $)	2016	2015
Gain on sale of assets and amortization of deferred gains	166	—

Gain on sale of assets and amortization of deferred gains in the current period is primarily attributable to amortization of the deferred gain arising on the sale and leaseback of eight Capesize vessels in the third quarter of 2015.

Voyage expenses and commission

	Six Months Ended June 30,
(in thousands of $)	2016	2015
Voyage expenses and commissions	37,942	34,971

Voyage expenses and commissions increased by $3.0 million in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 primarily due to:

•	an increase of $9.2 million resulting from seven newbuilding vessels delivered after June 30, 2015,

•	an increase of $6.6 million attributable to vessels acquired upon the completion of the Merger, which only reported such expenses for three months in the comparative period, and

•	an increase of $1.4 million attributable to a higher number of chartered-in vessels in the current period.

These factors were partially offset by:

•	a decrease of $12.1 million resulting from operation under time charter terms of eighteen vessels owned prior to the merger, and

•	a decrease of $2.1 million primarily due to lower bunker and port costs in the current period.

Ship operating expenses

	Six Months Ended June 30,
(in thousands of $)	2016	2015
Ship operating expenses	50,667	30,974

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils, insurance and management fees.

Ship operating expenses increased by $19.7 million in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 primarily due to:

•	an increase of $12.5 million attributable to 32 vessels acquired upon the completion of the Merger, which only reported such expenses for three months in the comparative period,

•	an increase of $4.9 million attributable to seven newbuilding vessels delivered after June 30, 2015,

•	an increase of $1.1 million attributable to eighteen vessels owned prior to the completion of the Merger, and

•	an increase of $1.1 million in respect of compensation payments made to the yard for postponement of delivery dates on the newbuilding program.

These factors were partially offset by a decrease of $1.3 million in other operating income, principally related to supplier rebates received.

Charter hire expenses

	Six Months Ended June 30,
(in thousands of $)	2016	2015
Charter hire expenses	26,920	5,348

Charter hire expenses increased by $21.6 million in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 primarily due to:

•	an increase of $12.1 million resulting from the sale and leaseback of eight Capesize vessels in the second half of 2015,

•
an increase of $6.3 million as eighteen chartered in vessels were reported in six months ended June 30, 2016 compared to fifteen chartered in vessels in the comparative period which only reported expenses for three months,

•	an increase of $3.2 million in relation to the provision for onerous contracts, and

•
an increase of $0.4 million as the amortization of the unfavorable charter party contracts credited to charter hire expenses was for six months in the current period compared to three months in the comparative period.

Administrative expenses

	Six Months Ended June 30,
(in thousands of $)	2016	2015
Administrative expenses	6,886	5,963

Administrative expenses increased by $0.9 million in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 primarily due to an increase in personnel expenses of $1.9 million, which was primarily attributable to the completion of the Merger such that only three months of expenses were recorded in the prior period. This was partially offset by a decrease of $0.9 million in audit, legal and professional expenses, which were incurred in the prior period in connection with the Merger.

Provision for uncollectible receivables

	Six Months Ended June 30,
(in thousands of $)	2016	2015
Provision for uncollectible receivables	1,800	—

The provision for uncollectible receivables relates to a long term receivable acquired upon the completion of the Merger. The provision was recorded following increased credit risk as a result of the continued weak market conditions in the first quarter of 2016.

Impairment loss on vessels and newbuildings

	Six Months Ended June 30,
(in thousands of $)	2016	2015
Impairment loss on vessels and newbuildings	985	140,962

The impairment loss on vessels and newbuildings in the six months ended June 30, 2016 relates to the delivery of the Golden Lyderhorn , (a vessel held under capital lease) to the Company in the third quarter of 2016 and its simultaneous sale following the exercise of a put option held by the lessor.

Impairment loss on vessels and newbuildings in the six months ended June 30, 2015 relates to impairment losses on five of the eight vessels that we agreed to sell to Ship Finance in April 2015 (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang) which were delivered in the third quarter of 2015.

Depreciation

	Six Months Ended June 30,
(in thousands of $)	2016	2015
Depreciation	30,794	24,596

Depreciation increased by $6.2 million in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 primarily due to:

•	an increase of $6.9 million attributable to the delivery of seven newbuildings since June 30, 2015 and the full impact of five newbuildings delivered in the first quarter of 2015, and

•	an increase of $4.8 million attributable to the vessels and vessels under capital lease, which were acquired upon the completion of the Merger.

These factors were partially offset by a decrease of $5.5 million attributable to the sale and leaseback of five vessels in the third quarter of 2015.

Interest income

	Six Months Ended June 30,
(in thousands of $)	2016	2015
Interest income	831	385

Interest income increased by $0.4 million in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 primarily due to higher bank deposits following the completion of the Merger and the proceeds of the new equity offerings in February and March 2016.

Interest expense

	Six Months Ended June 30,
(in thousands of $)	2016	2015
Interest on fixed rate debt	3,052	1,649
Interest on floating rate debt	12,580	9,306
Capital lease interest expense	1,146	692
Interest on other obligations	10	—
Commitment fees	1,169	1,884
Interest capitalized on newbuildings	(2,201)	(3,965)
Amortization of fair value adjustments as a result of the Merger	4,596	3,297
	20,352	12,863

Interest expense increased by $7.5 million in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 primarily due to:

•	an increase of $1.4 million on the fixed rate debt (convertible bond) assumed upon the completion of the Merger as the comparatives only include three months charge,

•	an increase of $3.3 million on the floating rate debt, which is due to the following:

◦	an increase of $2.0 million on debt facilities assumed upon the completion of the Merger as the comparatives only include three months charge,

◦	an increase of $3.0 million attributable to increased borrowings of $195.9 million since June, 30 2015,

◦	a decrease of $1.7 million attributable to debt facilities, which have been repaid since June 30, 2015.

•	an increase of $0.5 million on the capital lease interest as the comparatives only include three months charge,

•	a decrease in interest capitalized on newbuildings of $1.8 million due to the delivery of ten newbuildings (of which three have been sold upon delivery) since June 30, 2015, and

•	an increase of $1.3 million in respect of the $38.8 million fair value adjustment on the convertible bond recorded upon the Merger as the comparatives only include three months charge.

These factors were partially offset by a decrease in commitment fees of $0.7 million due to facilities being drawn down.

Equity results of associated companies, including impairment

	Six Months Ended June 30,
(in thousands of $)	2016	2015
Equity results of associated companies, including impairment	(2,952)	(571)

The increase in loss of $2.4 million primarily relates to an impairment loss of $2.1 million on our 50% equity interest in Golden Opus Inc following an impairment review that was triggered by a significant fall in freight rates in the first quarter of 2016 and the weak market conditions.

Impairment loss on marketable securities

	Six Months Ended June 30,
(in thousands of $)	2016	2015
Impairment loss on marketable securities	(10,050)	—

The impairment loss on marketable securities was recognized in the first quarter and comprises of $8.5 million in respect of an investment in a U.S. listed company and $1.5 million in respect of an investment in a company listed on the Norwegian 'Over the Counter' market, both of which were acquired upon the completion of the Merger. Both investments are related to companies in the dry bulk market. In the first quarter of 2016, the Company analyzed and determined the decline in value of these investments to be other than temporary based on the current market conditions.

Loss on derivatives

	Six Months Ended June 30,
(in thousands of $)	2016	2015
Loss on derivatives	(17,821)	(495)

The loss on derivatives increased by $17.3 million in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 primarily due to increased losses on interest rate swaps.

Bargain purchase gain arising on consolidation

	Six Months Ended June 30,
(in thousands of $)	2016	2015
Bargain purchase gain arising on consolidation	—	78,876

Bargain purchase gain represents the amount by which the fair value of the net assets acquired exceeded the value of the consideration paid upon the completion of the Merger.

Other financial items

	Six Months Ended June 30,
(in thousands of $)	2016	2015
Other financial items	(1,839)	(822)

Other financial items primarily comprise bank charges, realized and unrealized foreign exchange differences, realized losses on marketable securities and the amortization of deferred charges.

Other financial items increased by $1.0 million in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 primarily due to an unrealized foreign exchange loss of $0.6 million on a Euro denominated fixed deposit, which was entered into in the second quarter of 2016 (an unrealized gain of $0.8 million on a related currency swap was recorded in loss on derivatives in the same period) and a $0.2 million loss on the sale of marketable securities in the first quarter of 2016.

Recent Accounting Pronouncements

For information regarding recently adopted and recently issued accounting standards applicable to us, see Note 3, Recently Issued Accounting Standards, to the condensed consolidated financial statements in this report.

B. LIQUIDITY AND CAPITAL RESOURCES

Operating Activities
Net cash used by operating activities was $36.4 million in the six months ended June 30, 2016 compared with $11.0 million in the six months ended June 30, 2015. We have significant exposure to the spot market as only five of our vessels have fixed long term time charter contracts. Our reliance on the spot market and index-related time charters contributes to fluctuations in cash flows from operating activities as a result of our exposure to volatile spot market rates. Any increase or decrease in the average rates earned by our vessels in periods subsequent to June 30, 2016, compared with the actual rates achieved during the six months ended June 30, 2016, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.

In February 2016, we agreed with our lenders to amend the repayment profile of the debt, whereby there is no debt repayment from April 1, 2016 to September 30, 2018. Based on this and the current level of operating expenses, interest expenses and general and administrative cost the average cash breakeven rates on a time charter equivalent (TCE) basis for our fleet are approximately $9,200 per day. According to industry sources, the average spot rates in 2016 up to December 15, 2016 were as follows; Capesize vessels $6,150 per day, Panamax and Kamsarmax vessels $5,510 per day and for Supramax vessels $6,360 per day.

In June 2016, our claim for unpaid charter hire owed by Titan Petrochemicals Limited with respect to its bareboat charters of the Titan Venus and Mayfair was settled and we received $2.4 million.

Investing Activities
In January 2016, we took delivery of Golden Barnet, Golden Bexley, Golden Scape and Golden Swift. Final installments of $112.6 million, in aggregate, were paid and $117.2 million was drawn down in debt.

In February 2016, we took delivery of, and simultaneously sold the Front Caribbean and chartered the vessel in for a period of twelve months. The final installment of $33.4 million was paid upon delivery and sales proceeds of $46.2 million were received at the same time. There was no related debt.

In May 2016, we took delivery of Golden Fulham. Final installments of $41.1 million was paid and $25.0 million was drawn down in debt. Except for the delivery of Golden Fulham, the Company did not pay any newbuilding installments in the second quarter.

As of June 30, 2016, we had twelve vessels under construction, of which one has been sold and will be delivered to the new owners on delivery from the yard in 2016. We expect to receive net sales proceeds of $46.2 million at time of delivery. Our outstanding commitments for its twelve newbuildings amount to $367.3 million with a split between 2016 and 2017 of $168.0 million and $199.3 million, respectively for delivery of six vessels in 2016 and six vessels in 2017.

In May 2016, the owner of the Golden Lyderhorn, which we chartered in and recorded as a vessel held under capital lease, notified us that they intended to exercise their option to sell the vessel to us for a net price of $9.5 million with intended delivery in August. In July 2016, we entered into an agreement to sell the vessel at the time of its re-delivery to us to an unrelated third party for net proceeds of $3.5 million. The vessel was delivered to its new owner on August 22, 2016.

In August 2016, we paid an installment of $7.0 million on the newbuilding we have agreed to sell. The vessel was delivered by the yard in October 2016 and the final installment of $33.5 million was paid. In September 2016, we took delivery of Golden Leo and the final installment of $15.7 million was paid. There is no related debt.

As of the date of this report, we have outstanding newbuilding commitments of $306.8 million, which factor in $9.9 million in installments paid on undelivered vessels thus far in the fourth quarter and agreed amended terms. Our available debt financing is $200 million. We intend to finance the remaining newbuilding commitments and any shortfall in financing commitments arising from a fall in vessel values with cash on hand and available debt financing.

Financing Activities
In the six months ended June 30, 2016, we drew down $142.2 million from our $425 million term loan facility in connection with the three Capesize and two Newcastlemax newbuildings delivered in that period. We repaid floating rate debt of $17.5 million (including a prepayment of $4.2 million on two loan facilities in order to comply with minimum value covenant requirements) in the first quarter of 2016. The seller's credit of $4.7 million was repaid in January 2016.

In the first quarter of 2016, net proceeds from the private placements in February 2016 were $205.4 million comprising $208.0 million gross proceeds from the placement net of issue costs of $2.6 million.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. Our interest rate swaps have different periods and we always have less than $300 million notional principal outstanding at any time. We are exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

Our variable rate borrowings as of June 30, 2016, net of the amount subject to interest rate swap agreements, amounted to $486.5 million compared to $361.7 million as of December 31, 2015 and bear interest at LIBOR plus a margin. A 1% change in interest rates would increase or decrease interest expense on our variable rate borrowings, net of the amount subject to interest rate swap agreements, by approximately $4.9 million, excluding the effects of capitalization of interest. The fair value of our loan facilities at June 30, 2016 was equal to the carrying amount of the facilities at the same date.

Currency Risk
The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner and Singapore Dollars. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect of the value of our cash flows. We are then exposed to currency fluctuations and we may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks.

Inflation
Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Interest Rate Swap Agreements
As of June 30, 2016, we had outstanding interest rate swaps with notional principal of $400 million (December 31, 2015: $400 million). The fair value of these swaps at June 30, 2016 was a payable of $19.0 million. We recorded a mark to market loss on these interest swaps of $18.7 million in the six months ended June 30, 2016.

Forward Freight Agreements
We take positions from time to time in the freight forward market, either as a hedge to a physical contract or as a speculative position. All such contracts are cleared through clearing houses and the Company uses NasdaqOMX in this respect. Credit risk exists to the extent that NasdaqOMX is unable to perform under the contracts but this risk is considered remote.

During 2016, we have had minimal activity. We recorded a loss on this forward freight agreement of $0.04 million in the six months ended June 30, 2016.

Bunker Swap Agreements
We enter into cargo contracts from time to time. We are then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks.

As of June 30, 2016, we had outstanding bunker swap agreements with notional principal (metric tonnes multiplied by fixed price) of $7.5 million (December 31, 2015: $7.6 million). The fair value of these swaps at June 30, 2016 was a payable of $1.6 million. We recorded a loss on bunker swap agreements of $0.6 million and a non-cash mark to market loss of $1.5 million in the six months ended June 30, 2016.

Currency Swap Agreements
At December 31, 2015 we had 24 contracts of which 12 contracts matured during the six months ended June 30, 2016. The fair value of these swaps at June 30, 2016 was a receivable of $0.004 million. We recorded total realized and unrealized gains on these currency swaps of $0.2 million in the six months ended June 30, 2016.

Currency Swap-Deposit Agreements
We may also enter into currency swap-deposit agreements when we see interest rate arbitrage opportunities whereby a USD amount is sold spot for a foreign currency, the foreign currency is placed on deposit and then sold forward for a fixed amount of USD. The fair value of the forward currency swap contracts at June 30, 2016 was a receivable of $0.8 million and a mark to market gain of $0.8 million was recorded in Loss on derivatives in the six months ended June 30, 2016. A foreign currency translation loss of $0.7 million in respect of the Euro deposit was recorded in Other financial items in the six months ended June 30, 2016.

GOLDEN OCEAN GROUP LIMITED

Golden Ocean Group Limited
Condensed Consolidated Statements of Operations for the six months ended June 30, 2016 and June 30, 2015 (unaudited)
(in thousands of $, except per share data)

	2016	2015
Operating revenues
Time charter revenues	38,527	24,429
Voyage charter revenues	56,473	42,708
Bareboat charter revenues	2,387	—
Other operating income	3,192	279
Total operating revenues	100,579	67,416
Gain on sale of assets and amortization of deferred gains	166	—
Operating expenses
Voyage expenses and commission	37,942	34,971
Ship operating expenses	50,667	30,974
Charter hire expenses	26,920	5,348
Administrative expenses	6,886	5,963
Provision for uncollectible receivables	1,800	—
Impairment loss on vessels owned and leased	985	140,962
Depreciation	30,794	24,596
Total operating expenses	155,994	242,814
Net operating loss	(55,249)	(175,398)
Other income (expenses)
Interest income	831	385
Interest expense	(20,352)	(12,863)
Equity results of associated companies, including impairment	(2,952)	(571)
Impairment loss on marketable securities	(10,050)	—
Loss on derivatives	(17,821)	(495)
Bargain purchase gain arising on consolidation	—	78,876
Other financial items	(1,839)	(822)
Net other (expenses) income	(52,183)	64,510
Net loss before income taxes	(107,432)	(110,888)
Income tax expense	(20)	—
Net loss	(107,452)	(110,888)

Per share information:
Loss per share: basic and diluted	$(1.27)	$(4.30)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Limited
Condensed Consolidated Statements of Comprehensive Loss for the six months ended June 30, 2016 and June 30, 2015 (unaudited)
(in thousands of $, except per share data)

	2016	2015
Net loss	(107,452)	(110,888)

Unrealized losses from marketable securities	(10,683)	(5,203)
Impairment losses reclassified to the statement of operations	10,050	—
Other comprehensive loss	(633)	(5,203)

Comprehensive loss	(108,085)	(116,091)

Golden Ocean Group Limited
Condensed Consolidated Balance Sheets as of June 30, 2016 and December 31, 2015 (unaudited)
(in thousands of $)

	2016	2015
ASSETS
Current assets
Cash and cash equivalents	210,773	102,617
Restricted cash	15,779	351
Marketable securities	3,604	14,615
Trade accounts receivable, net	8,802	9,631
Other receivables	13,305	14,992
Related party receivables	2,099	8,451
Derivative instruments receivable	826	1,641
Inventories	21,925	15,156
Prepaid expenses and accrued income	6,834	5,687
Voyages in progress	5,218	1,690
Favorable charter party contracts	26,946	28,829
Total current assets	316,111	203,660
Restricted cash	54,129	48,521
Vessels and equipment, net	1,764,813	1,488,205
Vessels under capital leases, net	6,880	8,354
Newbuildings	193,784	338,614
Favorable charter party contracts	63,659	74,547
Equity method investments	3,794	6,225
Other long term assets	6,317	4,744
Total assets	2,409,487	2,172,870
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	—	20,380
Current portion of obligations under capital leases	14,601	15,749
Derivative instruments payable	20,602	5,400
Related party payables	1,596	4,101
Trade accounts payables	6,495	2,533
Accrued expenses	14,354	17,878
Other current liabilities	19,510	13,993
Total current liabilities	77,158	80,034
Long-term liabilities
Long-term debt	1,052,815	908,116
Obligations under capital leases	15,168	17,531
Other long term liabilities	8,385	8,540
Total liabilities	1,153,526	1,014,221
Commitments and contingencies
Equity
Share capital (105,948,238 shares. 2015: 34,535,127 shares. All shares are issued and outstanding at par value $0.05)	5,297	1,727
Additional paid in capital	201,784	—

Contributed capital surplus	1,378,809	1,378,766
Other comprehensive loss	(633)	—
Retained deficit	(329,296)	(221,844)
Total equity	1,255,961	1,158,649
Total liabilities and equity	2,409,487	2,172,870

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Limited
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2016 and June 30, 2015 (unaudited)
(in thousands of $)

	2016	2015
Net cash used in operating activities	(36,447)	(10,956)
Investing activities
Changes in restricted cash	(21,037)	(6,915)
Additions to newbuildings and vessels	(203,035)	(339,543)
Cash acquired upon purchase of SPCs	—	108,645
Cash acquired upon merger with Former Golden Ocean	—	129,084
Investment in associated companies	(754)	—
Dividends received from associated company	256	88
Refund of newbuilding installments	—	40,148
Purchase of marketable securities	—	(19,873)
Proceeds from sale of marketable securities	125	—
Proceeds from sale of vessels	48,122	16,747
Net cash used in investing activities	(176,323)	(71,619)
Financing activities
Proceeds from long-term debt	142,200	162,350
Repayment of long-term debt	(22,219)	(33,216)
Repayment of capital leases	(3,511)	(1,739)
Debt fees paid	(898)	(3,825)
Net proceeds from share issuance	205,354	—
Net cash provided by financing activities	320,926	123,570
Net change in cash and cash equivalents	108,156	40,995
Cash and cash equivalents at beginning of period	102,617	42,221
Cash and cash equivalents at end of period	210,773	83,216

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Limited
Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2016 and June 30, 2015 (unaudited)
(in thousands of $, except number of shares)

	2016	2015
Number of shares outstanding
Balance at beginning of period	172,675,637	80,121,550
Shares issued	357,053,291	92,554,087
Balance at end of period	529,728,928	172,675,637
Balance at end of period after giving effect to 1-for-5 reverse share split	105,948,238	34,535,127

Share capital
Balance at beginning of period	1,727	801
Shares issued	3,570	926
Balance at end of period	5,297	1,727

Additional paid in capital
Balance at beginning of period	—	772,863
Shares issued	201,784	433,526
Restricted stock unit expense	—	92
Stock option expense	—	41
Value of vested options in Former Golden Ocean	—	926
Balance at end of period	201,784	1,207,448

Contributed capital surplus
Balance at beginning of period	1,378,766	111,614
Contributions from shareholder	—	59,746
Restricted stock unit expense	8	—
Stock option expense	35	—
Balance at end of period	1,378,809	171,360

Other comprehensive loss
Balance at beginning of period	—	—
Other comprehensive loss	(633)	(5,203)
Balance at end of period	(633)	(5,203)

Retained deficit
Balance at beginning of period	(221,844)	(1,005)
Net loss	(107,452)	(110,888)
Balance at end of period	(329,296)	(111,893)
Total equity	1,255,961	1,263,439

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Limited
Notes to the Unaudited Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Golden Ocean Group Ltd. (“Golden Ocean” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission on April 14, 2016. The unaudited condensed interim financial statements do not include all the disclosures required by US GAAP. The results of operations for the interim period ended June 30, 2016 are not necessarily indicative of the results for the year ending December 31, 2016.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. All inter company balances and transactions have been eliminated on consolidation.

Accounting Policies
Preparation of these condensed consolidated financial statements requires management to make judgments and estimates. Some accounting policies have a significant impact on amounts reported in these condensed consolidated financial statements. Other than as described below, our accounting policies have not changed from those reported in our 2015 Annual Report on Form 20-F.

Pool revenues
Revenues and voyage expenses of the vessels operating under the Revenue Sharing Agreement, or RSA, which commenced in the first quarter of 2016, are pooled with all of the other vessels operating under the RSA and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the RSA participants according to an agreed formula on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect its different capacity and performance capability. The revenue and voyage expense recognition principles followed in determining net pool revenues are not materially different to those followed by the Company. Revenues and voyage expenses of the vessels operating under the RSA are recorded on a gross basis in voyage charter revenues and voyage expenses and commissions, respectively.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Recently Adopted Accounting Standards
The condensed consolidated financial statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2015, except for the retrospective implementation of the changes relating to the presentation of deferred charges as outlined in Accounting Standards Update 2015-03. The Company has recorded debt issuance costs (i.e. deferred charges) of $6.1 million at June 30, 2016 (December 31, 2015: $5.8 million) as a direct deduction from the carrying amount of the related debt rather than as an asset following its adoption of Accounting Standards Update 2015-03 and has applied this on a retrospective basis to December 31, 2015.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance further requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The Company adopted this ASU effective January 1, 2016 with prospective application. The adoption of this ASU did not impact the Company’s consolidated financial statements and related disclosures.

Recently Issued Accounting Standards
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures. In April 2015 the FASB proposed to defer the effective date of the guidance by one year. Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current US GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. Management is analyzing the impact of the adoption of this guidance on the Company’s consolidated financial statements, including assessing changes that might be necessary to information technology systems, processes and internal controls to capture new data and address changes in financial reporting. Management expects that the Company will recognize increases in reported amounts for property, plant and equipment and related lease liabilities upon adoption of the new standard.

In March 2016, the FASB issued ASU 2016-07, Investments-Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The update eliminates the requirement that an investor retrospectively apply equity method accounting when an investment that it had accounted for by another method initially qualifies for use of the equity method. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The update clarifies principal vs agent accounting of the new revenue standard. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The update simplifies the accounting for share based payment transactions. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The update provide more clarification about identifying performance obligations and licensing. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606):Narrow-Scope Improvements and Practical Expedients. The update provide some further guidance on assessing the collectability criteria, presentation of sales tax and other similar taxes collected from customers, non-cash considerations and certain other matters related to transition and technical corrections. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of cash flows (Topic 230): Classification of certain cash receipts and cash payments. This ASU addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, Statement of cash flows (Topic 230): Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in this Update should be applied using a retrospective transition method to each period presented. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share for the six months ended June 30, 2016 and 2015 are as follows:

(in thousands of $)	2016	2015
Net loss	(107,452)	(110,888)

(in thousands)	2016	2015
Weighted average number of shares outstanding - basic	84,405	25,881
Impact of restricted stock units	2	30
Weighted average number of shares outstanding - diluted	84,407	25,911

The exercise of stock options using the treasury stock method was anti-dilutive as at June 30, 2016 as the exercise price was higher than the share price as at June 30, 2016, therefore, 88,000 shares were excluded from the denominator in each calculation. The convertible bonds using the if-converted method were anti dilutive at June 30, 2016 and 2015, therefore, 2,268,860 shares were excluded from the denominator in each calculation.

The weighted average numbers of shares basic and diluted calculations, have been adjusted 1-for-5 reverse share split that was effected in August 2016.

5. SEGMENT INFORMATION

The chief operating decision maker, or the CODM, measures performance based on the overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group and the Company only has one reportable segment.

The vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

6. RESTRICTED CASH

Non-current restricted cash balances are related to the minimum cash covenant in our loan agreements, while current restricted cash balances are mainly related to margin calls on derivative positions, in addition to deposits secured for employee tax payments and other security deposits.

7. MARKETABLE SECURITIES

Our marketable securities are equity securities considered to be available-for-sale securities as at June 30, 2016 and December 31, 2015 are as follows:

(in thousands of $)	2016	2015
Opening balance	14,615	—
Acquired as a result of the Merger	—	5,779
Purchases	—	32,159
Disposals	(328)	—
Other than temporary impairment loss	(10,050)	(23,323)
Unrealized impairment loss included in other comprehensive income	(633)	—
	3,604	14,615

The other than temporary impairment loss in the six months ended June 30, 2016 was incurred in the first quarter and comprised a loss of $8.5 million in respect of an investment in a company listed on a U.S. stock exchange that was acquired during 2015 and a loss of $1.5 million in respect of an investment in a company listed on the Norwegian 'Over the Counter' market that was acquired as a result of the Merger. The aggregate fair value of Investments in an unrealized loss position at June 30, 2016 is $3.6 million (December 31, 2015: nil), the aggregate value of unrealized losses at June 30, 2016 is $0.6 million (December 31, 2015: nil).

In 2016, the Company sold 33,151 shares in a U.S. listed company for proceeds of $0.1 million and recorded a loss on sale of $0.2 million in 'other financial items'.

8. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2015	1,540,559	(52,354)	1,488,205
Additions	38	—
Disposals	(46,127)	—
Transfer from newbuildings	353,002	—
Depreciation	—	(30,305)
Balance at June 30, 2016	1,847,472	(82,659)	1,764,813

In January 2016, the Company took delivery of Golden Barnet, Golden Bexley, Golden Scape and Golden Swift, two Capesize and two Newcastlemax dry bulk newbuildings.

In February 2016, the Company took delivery of, and simultaneously sold (further to a prior agreement), the Front Caribbean and chartered the vessel in for a period of twelve months, the company recognized a gain of $0.1 million on this sale.

In May 2016, the Company took delivery of Golden Fulham, a Capesize newbuilding.

As at June 30, 2016, the difference between (i) disposals of $46.1 million and (ii) proceeds from sale of vessels per the consolidated statement of cash flows of $48.1 million relates to proceeds received in 2016 on the sale of two newbuilding contracts to Frontline Ltd completed in December 2015.

9. NEWBUILDINGS

(in thousands of $)
Balance at December 31, 2015	338,614
Installments and newbuilding supervision fees	205,972
Interest capitalized	2,200
Transfers to Vessels and Equipment	(353,002)
Balance at June 30, 2016	193,784

The carrying value of newbuildings represents the accumulated costs we have paid ,or accrued for ,by way of purchase installments and other capital expenditures together with capitalized loan interest. As of June 30, 2016 two installments of $5.2 million in total were accrued for. The carrying value of newbuildings at June 30, 2016 relates to nine Capesize and three Supramax dry bulk newbuildings (December 31, 2015: thirteen Capesize, two Newcastlemax and three Supramax dry bulk newbuildings).

In 2015, we sold two newbuilding contracts to Frontline for $1.9 million and the proceeds for this sale were received in 2016.

10. VESSELS HELD UNDER CAPITAL LEASE

(in thousands of $)
Balance at December 31, 2015	8,354
Impairment loss	(985)
Depreciation	(489)
Balance at June 30, 2016	6,880

In May 2016, the owner of the Golden Lyderhorn, which is chartered in by the Company and recorded as a vessel held under capital lease, declared their put option to sell the vessel to the Company for a net price of $9.5 million with intended delivery in August. This put option is included in the minimum lease payments such that the outstanding balance payable at the date the put option becomes exercisable is equal to the put option amount. In July 2016, the Company entered into an agreement to sell the vessel at the time of its re-delivery to the Company to an unrelated third party for net proceeds of $3.5 million and has recorded an impairment loss of $1.0 million in the six months ended June 30, 2016. The vessel was delivered to its new owner on August 22, 2016.

The outstanding obligations under capital leases at June 30, 2016 are payable as follows:

(in thousands of $)
2016 (remaining six months)	13,036
2017	5,944
2018	5,944
2019	5,944
2020	1,791
Thereafter	—
Minimum lease payments	32,659
Less: imputed interest	(2,890)
Present value of obligations under capital leases	29,769

As of June 30, 2016, we held two vessels under capital lease (December 31, 2015: two vessels). The leases are both for an initial term of 10 years. The remaining periods on these leases at June 30, 2016 range from two months to four years.

As of June 30, 2016, we had the following purchase options for these two vessels:

(in thousands of $)	Purchase option exercise date	Purchase option amount
Golden Lyderhorn	August 2016	9,500
Golden Eclipse	December 2016	39,935
Golden Eclipse	December 2017	38,000
Golden Eclipse	December 2018	36,250
Golden Eclipse	December 2019	33,550

Our lease obligations are secured by the lessors' title to the leased assets and by a guarantee issued to one of the lessors (Golden Eclipse). The Company did not exercise its option in August 2016 to purchase the Golden Lyderhorn.

11. EQUITY METHOD INVESTMENTS

(in thousands of $)	Capesize Chartering	UFC	Golden Opus Inc.	Seateam	Total
Ownership	25%	50%	50%	22.29%
At December 31, 2015	—	770	4,958	497	6,225
Dividend received from associated companies	—	—	—	(256)	(256)
Gain on purchase of additional capital	—	—	—	23	23
Purchase of additional capital	—	—	750	4	754
Share of (loss) income	—	(310)	(661)	161	(810)
Impairment loss	—	—	(2,142)	—	(2,142)
At June 30, 2016	—	460	2,905	429	3,794

During the first quarter of 2016, we recorded an impairment loss of $2.1 million in respect of our investment in Golden Opus Inc following an impairment review that was triggered by the significant fall in rates in the Baltic Dry Index. The loss recorded is equal to the difference between our carrying value of $5.2 million and its estimated fair value of $3.1 million.

In February 2016, Golden Union Shipping Co S.A. equally transferred its 20% stake in Capesize Chartering Ltd to the remaining four joint venture partners (Bocimar International NV, C Transport Holding Ltd, Star Bulk Carrier Corp and the Company). Capesize Chartering Ltd was established in 2015 to provide chartering services in respect of the Capesize tonnage for all of the initial five dry bulk shipowning groups.

In April 2016, we purchased an additional 5,156 shares in Seateam Management Pte. at par value for a consideration of $4,000. This increased the Company's ownership from 21.25% to 22.29%. The purchase resulted in a gain of $23,000.

12. OTHER LONG TERM ASSETS

(in thousands of $)	Other long term asset	Prepaid charter hire expenses	Total
Balance at December 31, 2015	4,744	—	4,744
Accreted interest	56	—	56
Provision for uncollectible receivables	(1,800)	—	(1,800)
Straight line lease adjustments	—	3,317	3,317
Balance at June 30, 2016	3,000	3,317	6,317

The other long term asset was acquired as a result of the Merger and is the fair value of the amount owed following the sale of a vessel by the Former Golden Ocean in 2009. The balance falls due on March 31, 2017 and was valued at $9.1 million based on the actual amount of $10.0 million that is owed and a 7% discount rate. The amount owed bears interest of 2%. In the six months ended June 30, 2016 an impairment review was carried out resulting in re-measurement of the asset to $3.0 million and a provision for uncollectible receivables of $1.8 million recorded in the period's results. At the end of the second quarter the Company was in a process to amend the terms under the credit agreement, including repayment schedule and extending maturity to December 31, 2019. The asset was therefore still considered long term as of June 30, 2016. The agreement was formally concluded in the third quarter of 2016.

In the third quarter of 2015, eight vessels were sold and leased back from Ship Finance for a period of ten years. The daily time charter rate is $17,600 during the first seven years and $14,900 in the remaining three years, of which $7,000 is for operating expenses (including dry docking costs). We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, Ship Finance will have the option to extend the charters by three years at $14,900 per day. Since the daily time charter rate is not constant over the extended lease term, we have straight lined the total expense over the term, an amount of $3.3 million was credited to charter hire expenses for the six months ended June 30, 2016 with the corresponding asset presented as part of other long term asset. We will begin to amortize this asset when the daily charter hire rate reduces in the third quarter of 2022.

13. DEBT

Debt at June 30, 2016 and December 31, 2015 is summarized as follows:

(in thousands of $)	2016	2015
U.S. dollar denominated floating rate debt	886,467	761,739
U.S. dollar denominated fixed rate debt	172,399	167,815
Seller's credit	—	4,739
Deferred charges	(6,051)	(5,797)
Total debt	1,052,815	928,496
Less: current portion	—	(20,380)
	1,052,815	908,116

In the six months ended June 30, 2016, the Company drew down $142.2 million from its $425 million term loan facility in connection with the three Capesize and two Newcastlemax newbuildings delivered in that period and repaid floating rate debt of $17.5 million (including a prepayment of $4.2 million on two loan facilities in order to comply with minimum value covenant requirements).

The seller's credit of $4.7 million was repaid in January 2016.

The movement of $4.6 million on the U.S dollar denominated fixed rate debt in 2016 represents the amortization of purchase price adjustments arising from the Merger.

The Company has recorded deferred charges of $6.1 million at June 30, 2016 as a direct deduction from the carrying amount of the related debt rather than as an asset following its adoption of Accounting Standards Update 2015-03 and has applied this on a retrospective basis to December 31, 2015. During the six months ended June 30, 2016, debt restructuring fees of $0.9 million were capitalized in connection with the loan amendments described below and $0.7 million amortization in total was recognized.

Loan Amendments
In February 2016, we agreed with our lenders to amend certain of the terms on the $420.0 million term loan facility, $425.0 million senior secured post-delivery term facility, $33.93 million credit facility, $82.5 million credit facility and the $284.0 million credit facility, or the Loan Facilities. For the period from April 1, 2016 to September 30, 2018 there will be no repayments on these facilities, the minimum value covenant is set at 100% with a subsequent increase to 125% or 135% (depending on the facility) on October 1, 2018 and anytime thereafter and the market adjusted equity ratio is waived. We have also agreed that for the nine remaining newbuilding contracts where we have financing in the $425.0 million term loan facility, there will be a fixed draw down of $25.0 million per vessel subject to compliance with the minimum value covenant of 100% for the period. The margins on the loans are unchanged and average 2.3%, however, we will pay an increased margin of 4.25% for the deferred repayments under the loan facilities. We will resume repayment of each loan on October 1, 2018 based on the repayment model as if October 1, 2018 was April 1, 2016 regardless of any repayment made during the period in accordance with the cash sweep mechanism described below and without affecting the final maturity date.

A cash sweep mechanism will be put in place whereby we will pay down on the deferred repayment amount should our cash position improve. We will furnish our lenders at the end of each first and third quarter a calculation of free projected cash anticipated at September 30, 2018, or the Free Projected Cash. All Free Projected Cash above a threshold of $25 million will be used to repay the loans on the cash sweep repayment date, which is when the compliance certificates fall due. The first cash sweep repayment date will fall due at the end of the third quarter of 2016. The cash sweep that we will pay to each lender will be based on a percentage of the excess cash as calculated as per end of that half year period equal to:

•	the installments that had fallen due and payable under the agreements during that period had not such installments been suspended in accordance; over

•	all regular installments that had fallen due and payable under all existing credit facilities during that period had not such installments been suspended.

Existing credit facilities include the Loan Facilities and the $22 million senior secured term loan agreement made between Golden Opus Inc, and us as guarantor of 50% of the facility. Any repayments made under the cash sweep will be applied against balloon payments due on the loans. Due to the operation of the cash sweep mechanism, we will not be permitted to make any cash dividend payments without the prior approval of our lenders in the period to September 30, 2018.

The agreement with the lenders was subject to us raising $200 million in equity. We announced in February 2016 that we had successfully completed a private placement that raised net proceeds of $205.4 million, comprising $208.0 million gross proceeds from the placement net of issue costs of $2.6 million.

The impact of these loan amendments was to defer $113.9 million of loan repayments due in the period from April, 1 2016 to September 30, 2018 and to postpone repayments on future drawings on the delivery of newbuilding vessels and Golden Opus in this period. The amendments to the loan agreements resulted in presentation of the total floating rate debt as long term at June 30, 2016 and December 31, 2015.

U.S. Dollar Denominated Fixed Rate Debt
3.07% Convertible Bonds due 2019
The conversion price on the $200 million convertible bond, or the Convertible Bond, was adjusted in accordance with clause 14.6 of the Bond Agreement from $19.93 to $17.63 per share effective from February 23, 2016 as a result of the private placement.

The outstanding debt at June 30, 2016 is repayable as follows;

(in thousands of $)
2016 (remaining six months)	—
2017	—
2018	84,452
2019	485,759
2020	373,339
Thereafter	142,918
1,086,468
Amortization of purchase price adjustment and deferred charges	(33,653)
1,052,815

Assets pledged
As of June 30, 2016, forty-five vessels (December 31 2015: forty vessels) with an aggregate carrying value of $1,764.8 million (December 31, 2015: $1,488.2 million) were pledged as security for our floating rate debt.

14. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and the positions at June 30, 2016 and December 31, 2015 is summarized as follows:

(in thousands of $)	2016	2015
Interest rate swaps	—	1,641
Currency swaps	826	—
Asset - Derivatives fair value	826	1,641

(in thousands of $)	2016	2015
Interest rate swaps	18,959	1,879
Currency swaps	—	183
Bunker derivatives	1,643	3,338
Liability - Derivatives fair value	20,602	5,400

During the six months ended June 30, 2016 and June 30, 2015 the following amounts were recognized in the consolidated statement of operations:

(in thousands of $)		2016	2015
Interest rate swaps	Interest expense	991	686
	Unrealized fair value loss	18,721	88
Foreign currency swaps	Unrealized fair value gain	(974)	—
	Realized gain	(35)	—
Forward freight agreements	Realized loss	38	—
Bunker derivatives	Realized loss (gain)	624	(112)
	Unrealized fair value gain	(1,544)	(167)
		17,821	495

15. SHARE CAPITAL

On February 22, 2016, our shareholders approved the increase of our authorized share capital to $6,000,000.00 divided into 600,000,000 common shares of $0.01 par value each.

In February 2016, we announced a private placement of 343,684,000 new shares, or the Private Placement Shares, at NOK 5.00 per share, generating gross proceeds of NOK 1.7 billion (approximately $200 million). The Private Placement Shares are restricted shares in the U.S. and were subject to a six month holding period during which they cannot be traded in the U.S. As such, the Private Placement Shares were delivered and registered on a separate ISIN BMG396371145 and were listed on the OSE only under a separate trading symbol "GOGL R", on February 24, 2016.

In February 2016, we announced a subsequent offering, or the Subsequent Offering, of up to 34,368,400 new common shares at NOK 5.00 per share for gross proceeds of up to NOK171.8 million (approximately $20 million). Ultimately, 13,369,291 new common shares, or the Subsequent Offering Shares, were issued in connection with the Subsequent Offering. As with the Private Placement Shares, the Subsequent Offering Shares issued as part of the Subsequent Offering are restricted shares in the U.S. and were listed on the OSE only under a separate trading symbol "GOGL R", on March 18, 2016.

In the first quarter of 2016, net proceeds from the private placement were $205.4 million comprising $208.0 million gross proceeds from the placement net of issue costs of $2.6 million.

529,728,928 ordinary shares were outstanding as of June 30, 2016 (December 31, 2015: 172,675,637 ordinary shares).

On August 1, 2016 the Company effected 1-for-5 reverse share split of the Company's ordinary shares where every five shares of the Company's issued and outstanding ordinary shares par value $0.01 per share was automatically combined into one issued and outstanding ordinary share par value $0.05 per share. This reduced the number of outstanding common shares from 529,728,928 to 105,945,238. Share capital amounts in the balance sheet at June 30, 2016 and December 31, 2015 have been restated for the 1-for-5 reverse share split.

16. RELATED PARTY TRANSACTIONS

Ship Finance International Limited
We paid charter hire expense of $15.4 million in the six months ended June 30, 2016 (six months ended June 30, 2015: nil) in respect of the eight vessels leased from Ship Finance. Due to the straight lining of the total expenses on these leases, $12.1 million was recorded as charter hire expense and $3.3 million has been recorded as prepaid charter hire expense in Long term assets.

In 2013, United Freight Carriers LLC, the joint venture acquired in the Merger and of which we own 50%, entered into charter contracts with Ship Finance for five (2015: four) dry bulk carriers. The charter contracts include profit sharing and the joint venture has paid $1.5 million to Ship Finance related to these vessels in the June 30, 2016 (six months ended June 30, 2015: nil).

We are the commercial manager for fourteen (2015: twelve) dry bulk and nine (2015: eleven) container vessel owned and operated by Ship Finance. Pursuant to the management agreements, we receive $125 per day (2015: $125 per day) for managing the dry bulk vessels and $75 per day (2015: $65 per day) for managing the container vessels.

Seatankers Management Co, Ltd
We are the commercial manager of 21 (2015: 21) dry bulk vessel owned and operated by Seatankers. Pursuant to the management agreements, we receive $125 per day (2015 $125 per day) for managing the dry bulk vessels.

United Freight Carriers LLC
Pursuant to the LLC agreement, we received $0.2 million in the six months ended June 30, 2016 for management and administration services provided to UFC (six months ended June 30, 2015: $ nil).

Capesize Chartering Ltd
In the six months ended June 30, 2016, we recorded pool earnings of $0.3 million (six months ended June 30, 2015: nil) in respect of the RSA. At June 30, 2016, the net balance due from Capesize Chartering was $0.6 million, of which $0.1 million is receivable on behalf of Seatankers Management Co. Ltd and $0.1 million payable on behalf of Golden Opus Inc. The balances due in respect of our related parties are reflected in the outstanding balances at June 30, 2016 with these related parties.

Management Agreements

Technical Management
We receive technical management services from Frontline Ltd. Pursuant to the terms of the agreement, Frontline Ltd receives a management fee of $31,875 per vessel in 2016. ($31,500 per vessel in 2015). This fee is subject to annual review. Frontline Ltd also manages our newbuilding supervision and charges us for the costs incurred in relation to the supervision.

Ship Management
The ship management of our vessels is provided by ship managers subcontracted by Frontline Ltd. Technical management for fifteen vessels (December 31, 2015: fourteen vessels) is provided by SeaTeam Management Pte. Ltd, a majority owned subsidiary of Frontline Ltd.

Other Management Services
We aim to operate efficiently through utilizing competence from Frontline Ltd or other companies with the same main shareholder and these costs are allocated based on a cost plus mark-up model. Specifically, we receive assistance in relation to consolidation and reporting as well as management of its Sarbanes Oxley compliance from Frontline Ltd. We currently pay a fee of $115,000 per quarter for this service.

A summary of net amounts charged by related parties in the six months ended June 30, 2016 and June 30, 2015 is as follows:

(in thousands of $)	2016	2015
ICB Shipping (Bermuda) Ltd	—	579
Frontline Management (Bermuda) Ltd	3,765	6,005
The Former Golden Ocean	—	134
Ship Finance International Limited	15,372	—
Seateam Management Pte Ltd	954	711
Seatankers Management Co., Ltd	171	—
Capesize Chartering Ltd	35	—

Net amounts charged by related parties comprise of general management and commercial management fees, newbuilding supervision fees and newbuilding commission fees.

A summary of net amounts charged to related parties in the six months ended June 30, 2016 and June 30, 2015 is as follows:

(in thousands of $)	2016	2015
Ship Finance International Limited	404	164
Seatankers Management Co Ltd	474	42
United Freight Carriers LLC	150	—
ADS Kristiansand	15	—

Net amounts charged to related parties mainly comprise of commercial management fees from April 1, 2015. Such fees were charged by the Former Golden Ocean prior to that.

A summary of balances due from related parties as of June 30, 2016 and December 31, 2015 is as follows:

(in thousands of $)	2016	2015
Frontline Ltd	—	4,455
Ship Finance International Ltd	259	36
United Freight Carriers	522	2
Seatankers Management Co Ltd	688	1,139
Golden Opus Inc	51	2,534
Capesize Chartering Ltd	579	—
Management	—	285
	2,099	8,451

A summary of balances owed to related parties as of June 30, 2016 and December 31, 2015 is as follows:

(in thousands of $)	2016		2015
Frontline Management (Bermuda) Ltd	—		3,924
Frontline Ltd	1,310		176
Seateam Management Pte Ltd	—	—	1
Seatankers Management Co Ltd	274		—
Capesize Chartering Ltd	12		—
	1,596		4,101

Receivables and payables with related parties mainly comprise unpaid commercial management fees, technical management fees and newbuilding supervision fees.

In addition, certain payables and receivables arise when we pay an invoice on behalf of a related party and vice versa.

17. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
During 2015, we assumed four interest rate swaps as a result of the Merger and have subsequently entered into three interest rate swaps. These swaps are intended to reduce the risk associated with fluctuations in interest rates whereby the floating interest rate on an original principal amount of $400 million of the then anticipated debt was switched to fixed rate. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are banks, which participate in loan facilities to which the interest rate swaps are related.

Changes in the fair value of the interest rate swap transactions are recorded in "Loss on derivatives" in the consolidated statement of operations.

Forward freight agreements

We take positions from time to time in the freight forward market, either as a hedge to a physical contract or as a speculative position. All such contracts are cleared through clearing houses and the Company uses NasdaqOMX in this respect. Credit risk exists to the extent that NasdaqOMX is unable to perform under the contracts but this risk is considered remote.

As of June 30, 2016 and December 31, 2015, we had one contract outstanding with notional principal of $1.1 million (December 31, 2015: $2.3 million).

The losses on freight forward agreements are recorded in "Loss on derivatives" in the consolidated statement of operations.

Bunker derivatives
We enter into cargo contracts from time to time. We are then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks.

As of June 30, 2016, we had outstanding bunker swap agreements with notional principal (metric tonnes multiplied by fixed price) of $7.5 million (December 31, 2015: $7.6 million). As of June 30, 2016 and December 31, 2015, we had ten contracts outstanding, respectively. During the six months ended June 30, 2016, we have entered into seven new contracts and seven contracts matured.

Losses on bunker derivatives are recorded in "Loss on derivatives" in the consolidated statement of operations.

Foreign currency risk
The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner and Singapore Dollars. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect of the value of our cash flows. We are then exposed to currency fluctuations and we may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks.

As of June 30, 2016 and December 31, 2015, we had twelve and twenty-four contracts outstanding, respectively. During the six months ended June 30, 2016, six foreign currency swaps matured.

Changes in the fair value of foreign currency swaps are recorded in "Loss on derivatives" in the consolidated statement of operations.

During the six months ended June 30, 2016, the Company entered into a USD-EUR deposit-swap contract which was outstanding at June 30, 2016 whereby the Company sold $75 million and bought €66.9 million. The €66.9 million are held in a fixed deposit account for 91 days earning interest and the Company is committed to buy back $75 million upon maturity of the deposit. At June 30, 2016, the Company recorded an unrealized foreign exchange loss of $0.7 million in 'Other financial items' resulting from re-translation at quarter end rates of the foreign denominated deposit from EUR to USD and a mark to market gain of $0.8 million which has been recorded in 'Loss on derivatives'.

Fair values
The carrying value and estimated fair value of our financial instruments at June 30, 2016 and December 31, 2015 are as follows:

	2016	2016	2015	2015
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	210,773	210,773	102,617	102,617
Restricted cash	69,908	69,908	48,872	48,872
Liabilities
Long term debt - floating	886,467	886,467	761,739	761,739
Long term debt - convertible bond	120,000	172,399	165,500	167,815
Long term debt - sellers credit	—	—	4,739	4,739

The fair value hierarchy of our financial instruments at June 30, 2016 is as follows:

(in thousands of $)	2016 Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	210,773	210,773	—	—
Restricted cash	69,908	69,908	—	—
Liabilities
Long term debt - floating	886,467	—	886,467	—
Long term debt - convertible bond	120,000	—	120,000	—

The fair value hierarchy of our financial instruments at December 31, 2015 is as follows:

(in thousands of $)	2015 Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	102,617	102,617	—	—
Restricted cash	48,872	48,872	—	—
Liabilities
Long term debt - floating	761,739	—	761,739	—
Long term debt - convertible bond	165,500	—	165,500	—
Long term debt - sellers credit	4,739	—	—	4,739

There have been no transfers between different levels in the fair value hierarchy in 2016 and 2015.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

The carrying value of cash and cash equivalents, which are highly liquid, approximate fair value.

Restricted cash and investments – the balances relate entirely to restricted cash and the carrying values in the balance sheet approximate their fair value.

Floating rate debt - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.

Convertible bond – quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the balance sheet date.

Sellers credit - the fair value at December 31, 2015 was determined by discounting the expected future cash outflow of $4.7 million, which was paid upon maturity in the first quarter of 2016, by 7.0%.

Assets Measured at Fair Value on a Nonrecurring Basis
At June 30, 2016 and December 31, 2015, the investment in Golden Opus Inc was measured at fair value based on the expected market values of the underlying assets and liabilities (level three inputs).

At June 30, 2016 and December 31, 2015, the Golden Lyderhorn, a vessel held under capital lease, was measured at fair value based on the discounted expected future cash flows for the vessel (level three inputs).

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as at the balance sheet date is their aggregate market value based on quoted market prices (level 1) for the investment in a company listed on a U.S. stock exchange and level two for the investment in the company listed on the Norwegian 'over the counter' market.

The fair value (level 2) of interest rate, currency swap, deposit-swap contract and bunker swap agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both us and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, DnB and Nordea Bank Norge ASA. However, we believe this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. We do not require collateral or other security to support financial instruments subject to credit risk.

18. COMMITMENTS AND CONTINGENCIES

The General Manager insures the legal liability risks for our shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. We are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

We have one vessel held under capital lease, the Golden Lyderhorn, that was sold by the Former Golden Ocean in 2006 and leased back for a period of ten years. At the time of the sale a sellers credit for $2.7 million was given to lessor and becomes payable on redelivery and sale of the vessel. The lessor exercised their option to put the vessel on us at the end of the lease terms for $12.2 million less the sellers credit. The total amount that we are required to pay in August 2016 under this put options is $9.5 million.

As of June 30, 2016, the joint venture that owns the Golden Opus had total bank debt outstanding of $17.9 million (December 31, 2015: $18.3 million) and we had guaranteed 50% of this amount. Consequently, our maximum potential liability was $8.95 million (December 31, 2015: $9.15 million). We have not recorded any liability in respect of this arrangement.

We sold eight vessels to Ship Finance in the third quarter of 2015 and leased them back on charters for an initial period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, Ship Finance will have the option to extend the charters by 3 years at $14,900 per day.

At June 30, 2016, we had twelve newbuildings under construction. Our outstanding commitments at June 30, 2016 for these newbuildings amounted to $367.3 million with a split between 2016 and 2017 of $168.0 million and $199.3 million, respectively for delivery of six vessels in 2016 and six vessels in 2017.

In June 2016, we received $2.4 million from Titan Petrochemicals Limited in respect of final settlement of claims for unpaid charter hire and damages for early termination of the time charter of the VLCCs Titan Venus and Mayfair.

Except as described above, to the best of our knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on our financial position or profitability and no such proceedings are pending or known to be contemplated.

Charterhire and office rent expense
The future minimum rental payments under our non-cancelable operating leases as of June 30, 2016, net of future amortization of unfavorable time charters-in, are as follows:

(in thousands of $)
2016 (six months to December 31)	22,080
2017	34,857
2018	34,397
2019	34,397
2020	34,488
Thereafter	200,404
360,623

19. SUBSEQUENT EVENTS

In July 2016, the Company announced that the Board of Directors had resolved to carry out a 1-for-5 reverse share split of the Company's ordinary shares. This was effected on August 1, 2016, at which time every five shares of the Company's issued and outstanding ordinary shares par value $0.01 per share was automatically combined into one issued and outstanding ordinary share par value $0.05 per share. This reduced the number of outstanding common shares from 529,728,928 to 105,945,238. Share capital amounts in the balance sheet at June 30, 2016 and December 31, 2015 have been restated for the 1-for-5 reverse share split. No fractional shares were issued in connection with this reverse split. The Company purchased fractional shares for cancellation for a cash payment equal to the closing price per share for the Company's shares on the NASDAQ at the last trading day prior to the effective date for the reverse share split.

On August 1, 2016, the conversion price of the $200 million convertible bond was adjusted from $17.63 per share to $88.15 per share as a result of the 1-for-5 reverse share split.

On August 22, 2016 the Company delivered the Golden Lyderhorn to its new owner.

In September 2016, we took delivery of the Supramax newbuilding, Golden Leo, and a final installment of $15.7 million was paid on delivery.

The "GOGL R" shares, which were issued in the private placement and subsequent offering in February 2016 and registered on a separate ISIN BMG396371145, assumed the ordinary ISIN of the Company and commenced trading under the Company's ordinary ticker "GOGL" on the OSE on September 22, 2016. Upon completion of the ISIN change on September 26, 2016, the shares that formerly traded under the ticker "GOGL R" will no longer be subject to the U.S. transfer restrictions having been placed on the "GOGL R Shares" and all of the Company's 105,945,238 shares will trade under the ticker "GOGL" and ISIN BMG396372051 on the Oslo Stock Exchange. The above does not imply any changes to the Company's share capital.

At the Company's annual general meeting of shareholders on September 23, 2016, the Company's authorized share capital was increased from $6,000,000 divided into 120,000,000 common shares of $0.05 par value each to $7,500,000 divided into 150,000,000 common shares of $0.05 par value.

On October 17, 2016 the Company took delivery of the Capesize newbuilding the Front Mediterranean and immediately sold and delivered the vessel to its new owner. The agreed net sales price was $46.2 million and the expected net cash flow from the transaction in the fourth quarter is $12.7 million. The Company expects to record a $0.1 million gain in the fourth quarter from the sale.

On October 24, 2016 the Company issued an aggregate of 19,954 common shares, par value $0.05 per share, in connection with the Company's 2010 Equity Incentive Plan (the “Plan”) and the restricted stock unit award agreements related to the Plan. As a result of the share issuance, there are currently no outstanding awards under the Plan. At the date of this report, the Company has 105,965,192 common shares outstanding, each with a par value of $ 0.05 and its share capital is $5,298,260.

In November, the Company reached an agreement, pending final documentation, with one of its yard for postponed delivery until January 2017 for two newbuildings.

On November 11, 2016 the Company announced that 700,000 share options have been issued to senior management in accordance with the terms of the Company's share option scheme. The share options will have a five-year term and will vest in equal amounts over a three-year vesting period. The exercise price of $4.20 will be adjusted for any distribution of dividends made before the relevant options are exercised.